UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-228429

HOLLYFRONTIER CORPORATION

(Exact name of registrant as specified in its charter)

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

(214) 871-3555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.625% Senior Notes due 2023

5.875% Senior Notes due 2026

4.500% Senior Notes due 2030

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

2.625% Senior Notes due 2023: 40

5.875% Senior Notes due 2026: 59

4.500% Senior Notes due 2030: 40

Explanatory Note: On March 14, 2022, pursuant to that certain Business Combination Agreement, dated as of August 2, 2021 (as amended on March 14, 2022, the “Agreement”), by and among HollyFrontier Corporation (“HollyFrontier”), HF Sinclair Corporation (“HF Sinclair”), Hippo Merger Sub, Inc., a wholly owned subsidiary of HF Sinclair (“Parent Merger Sub”), The Sinclair Companies (now known as REH Company and also referred to herein as “Sinclair HoldCo”), and Hippo Holding LLC, a wholly owned subsidiary of Sinclair HoldCo (the “Target Company”), HF Sinclair completed its previously announced acquisition of the Target Company by effecting (a) a holding company merger in accordance with Section 251(g) of the Delaware General Corporation Law whereby HollyFrontier merged with and into Parent Merger Sub, with HollyFrontier surviving such merger as a direct wholly owned subsidiary of HF Sinclair (the “HFC Merger”) and (b) immediately following the HFC Merger, a contribution whereby Sinclair HoldCo contributed all of the equity interests of the Target Company to HF Sinclair in exchange for shares of HF Sinclair, resulting in the Target Company becoming a direct wholly owned subsidiary of HF Sinclair. Effective as of the HFC Merger, each share of common stock of HollyFrontier, par value $0.01 per share (the “HollyFrontier Common Stock”), issued and outstanding immediately prior to the Effective Time (as defined in the Agreement) (other than treasury shares which were cancelled pursuant to the Agreement) was automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of HF Sinclair (the “Sinclair Contribution” and, together with the HFC Merger, the “HFC Transactions”). On March 14, 2022, in connection with the HFC Transactions, HF Sinclair assumed HollyFrontier’s listing on the New York Stock Exchange (the “NYSE”) and changed its name from “Hippo Parent Corporation” to “HF Sinclair Corporation.” Pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HF Sinclair is the successor issuer to HollyFrontier. On March 15, 2022, HollyFrontier’s Common Stock was delisted from the NYSE and was subsequently deregistered under Section 12(b) of the Exchange Act.

The Third Supplemental Indenture (the “Third Supplemental Indenture”), dated as of April 8, 2022, among HollyFrontier and Computershare Trust Company, N.A., as agent for Wells Fargo Bank, National Association (the “HFC Trustee”), with respect to the notes issued under that certain Indenture dated March 22, 2016 (the “Indenture”), among HollyFrontier and the HFC Trustee (as supplemented), relating to HollyFrontier’s 2.625% Senior Notes due 2023, 5.875% Senior Notes due 2026 and 4.500% Senior Notes due 2030, became operative on April 27, 2022.

The Third Supplemental Indenture amended the Indenture to, among other things, eliminate from the Indenture substantially all of the restrictive covenants for HollyFrontier, including the U.S. Securities and Exchange Commission reporting covenant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, HollyFrontier Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HOLLYFRONTIER CORPORATION

Date: April 28, 2022	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer